UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3) *

                            Kindred Healthcare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.25 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   494580 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 10, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                         -----------------
CUSIP No.  494580 10 3                    13G                  Page 2 of 6 Pages
----------------------                                         -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Ventas, Inc.                I.R.S. Identification No.:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             213,704 (as of July 24, 2003)
     OWNED BY
                     ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            213,704 (as of July 24, 2003)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           213,704 (as of July 24, 2003)
---------- ---------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.2% (See Item 4)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP No.  494580 10 3                    13G                  Page 3 of 6 Pages
----------------------                                         -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Ventas Realty, Limited Partnership     I.R.S. Identification No.:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             213,704 (as of July 24, 2003)
     OWNED BY
                     ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            213,704 (as of July 24, 2003)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           213,704 (as of July 24, 2003)
---------- ---------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.2% (See Item 4)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP No.  494580 10 3                    13G                  Page 4 of 6 Pages
----------------------                                         -----------------


     This Amendment No. 3 to Schedule 13G amends, restates and supercedes Amendment No. 2 to Schedule 13G filed on January 30, 2003, with respect to the common stock, par value $0.25 per share, of Kindred Healthcare, Inc., a Delaware corporation, by and on behalf of Ventas, Inc., a Delaware corporation, and Ventas Realty, Limited Partnership, a Delaware limited partnership.

Item 1(a):          Name of Issuer:
---------           --------------

                    Kindred Healthcare, Inc. (the "Issuer").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

                    Kindred Healthcare, Inc.
                    680 South Fourth Street
                    Louisville, KY 40202

Item 2(a),          Name of Person Filing; Address of Principal Business Office;
----------          ------------------------------------------------------------
(b) and (c)         and citizenship:
-----------         ----------------

                    This statement is filed by and on behalf of (a) Ventas, Inc., a Delaware corporation ("Ventas") and (b) Ventas Realty, Limited Partnership, a Delaware limited partnership ("Ventas Realty"). Ventas is the general partner of Ventas Realty and the sole member of the only limited partner of Ventas Realty; therefore, Ventas Realty is a wholly owned subsidiary of Ventas. The business address of Ventas and Ventas Realty is 4360 Brownsboro Road, Suite 115, Louisville, Kentucky 40207-1642.

                    Each of Ventas and Ventas Realty have shared ownership and voting power with respect to the 213,704 shares of Common Stock (as defined below).

Item 2(d):          Title of Class of Securities:
----------          ----------------------------

                    Common Stock, $0.25 par value ("Common Stock").

Item 2(e):          CUSIP Number:
---------           ------------

                    494580 10 3

Item 3:             Not Applicable.
------

Item 4:             Ownership:
------              ---------

                    The percent of class owned by Ventas and Ventas Realty is calculated based upon the number of shares beneficially owned by Ventas and Ventas Realty as of July 24, 2003 and the total number of shares of Common Stock outstanding as of April 30, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.

----------------------                                         -----------------
CUSIP No.  494580 10 3                    13G                  Page 5 of 6 Pages
----------------------                                         -----------------


                    Ventas
                    ------
                    (a)  Amount beneficially owned: 213,704 (as of July 24,
                         2003)
                    (b)  Percent of class: 1.2%
                    (c)  Number of shares as to which the person has:
                         (i)   Sole power to vote or to direct the vote: -0-
                         (ii)  Shared power to vote or to direct the vote:
                               213,704 (as of July 24, 2003)
                         (iii) Sole power to dispose or to direct the
                               disposition: -0-
                         (iv) Shared power to dispose or to direct the disposition: 213,704 (as of July 24, 2003)

                    Ventas Realty
                    -------------
                    (a)  Amount beneficially owned: 213,704 (as of July 24,
                         2003)
                    (b)  Percent of class: 1.2%
                    (c)  Number of shares as to which the person has:
                         (i)   Sole power to vote or to direct the vote: -0-
                         (ii)  Shared power to vote or to direct the vote:
                               213,704 (as of July 24, 2003)
                         (iii) Sole power to dispose or to direct the
                               disposition: -0-
                         (iv) Shared power to dispose or to direct the disposition: 213,704 (as of July 24, 2003)

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             --------------------------------------------------------
                    Person:
                    -------

                    Not applicable.

Item 7:             Identification and Classification of the Subsidiary Which
-------             ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

                    Ventas Realty received the shares being reported on this statement by Ventas. Ventas is the general partner of Ventas Realty and Ventas Realty is a wholly owned subsidiary of Ventas.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

                    Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

                    Not applicable.

Item 10:            Certification:
-------             -------------

                    Not applicable.

----------------------                                         -----------------
CUSIP No.  494580 10 3                    13G                  Page 6 of 6 Pages
----------------------                                         -----------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2003

                                        VENTAS, INC.

                                        By: /s/ T. Richard Riney
                                            ------------------------------
                                            Name:  T. Richard Riney
                                            Title: Executive Vice President and
                                                   General Counsel


                                        VENTAS REALTY, LIMITED PARTNERSHIP
                                        By: Ventas, Inc., its General Partner

                                        By: /s/ T. Richard Riney
                                            ------------------------------
                                            Name:  T. Richard Riney
                                            Title: Executive Vice President and
                                                   General Counsel